UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 001-33328
XINHUA FINANCE MEDIA LIMITED
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: February 24, 2009

Exhibit Index

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
[FOR IMMEDIATE RELEASE]
XFMedia announces financial results for the fourth quarter and full year 2008
BEIJING, February 24, 2009 — XFMedia (“the Company”; NASDAQ: XFML), a leading media group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.
Fourth Quarter 2008 Highlights

●	Net revenue was $49.4 million

●	Adjusted EBITDA was $5.2 million

●	Diluted adjusted net income per ADS was $0.04

●	The Company recorded one-time charges of $245.6 million
Full Year 2008 Highlights

●	Net revenue was $186.0 million

●	Adjusted EBITDA was $28.4 million

●	Diluted adjusted net income per ADS was $0.25
The Company recorded one-time charges of $245.6 million, driven primarily by a one-time non-cash impairment charge on goodwill and intangible assets of $206.4 million in connection with its annual impairment testing conducted in the fourth quarter. The Company also recorded certain one-time asset impairment charges, loss on disposal of subsidiaries, and other one-time items. Please refer to Chart 13 for details of these one-time charges. These one-time items were largely the result of the economic downturn and the Company’s repositioning to sports and entertainment.
“The recent economic downturn has turned out to be much more severe than we had originally expected. 2008 was an eventful year in China, with the snow storms in Q1, earthquakes in Q2, Olympics in Q3 and the economic turmoil in Q4 all impacting the media sector. This seems to have set the stage for a challenging environment ahead in 2009. In anticipation of this, we are utilizing our resources more efficiently for cost containment and reduction of overhead expenses throughout this year,” said Fredy Bush, XFMedia’s CEO.
Ms. Bush added, “We have taken steps to sharpen our focus towards sports and entertainment which is a logical extension of our business model. Following board approval of our new strategy in December, and the subsequent repositioning of the Company, in January our shareholders approved the change of the Company’s name to Xinhua Sports & Entertainment Limited. We will use this new name in all of our future announcements. As a part of this repositioning, we recently divested 85% of Convey Advertising, our Hong Kong based outdoor business. We have expanded our content and media platform of TV, radio, internet, and mobile phones, providing our advertising clients exceptional access to the young, upwardly mobile demographic in China.
“While we continue to see challenges in the year ahead, we are excited to build the best sports and entertainment media company in China,” concluded Ms. Bush.
Fourth Quarter and Full Year 2008 Financial Results
Chart 1: Summary of 2007 fourth quarter and 2008 fourth and third quarter results

	3 months ended	3 months ended	3 months ended	08Q4 vs 07Q4	08Q4 vs 08Q3
In US millions	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Growth %	Growth %
Net revenue	49.4	48.5	51.1	2%	-3%
Adjusted EBITDA*	5.2	9.9	9.5	-47%	-45%
Net income(loss)	(251.5)	4.2	(15.9)	N/A	-1,484%
One-time items **	(245.6)	—	(17.0)	N/A	-1,343%
Net income (loss) before one-time items	(5.9)	4.2	1.1	N/A	N/A
Adjusted net income*	3.3	8.6	7.4	-61%	-55%

*	Please refer to Chart 12 for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

**	Please refer to Chart 13 for detailed breakdown

Chart 2: Summary of full year 2008 and 2007 results

	12 months ended	12 months ended
In US millions	Dec 31, 2008	Dec 31, 2007	Growth %
Net revenue	186.0	134.8	38%
Adjusted EBITDA*	28.4	27.4	4%
Net Income (loss)	(274.9)	28.0	N/A
One-time items **	(263.3)	16.9	N/A
Net income (loss) before one-time items	(11.6)	11.1	N/A
Adjusted net income*	19.8	29.1	-32%

*	Please refer to Chart 12 for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

**	Please refer to Chart 13 for detailed breakdown
Net Revenue
Net revenue for the fourth quarter of 2008 was $49.4 million, up 2% year-on-year from $48.5 million in the fourth quarter of 2007 or down 3% sequentially from $51.1 million in the third quarter of 2008. Net revenue for full year 2008 was $186.0 million, up 38% from $134.8 million in full year 2007.
Net Revenue by type and business group
Chart 3: Net revenue by type and business group for the fourth quarter of 2008

In US millions	Advertising	Broadcast	Print	Total
Net revenue:
Advertising services	27.6	4.5	0.3	32.4
Content production	—	1.1	—	1.1
Advertising sales	5.3	6.9	3.7	15.9
Publishing services	—	—	—	—

Total net revenue	32.9	12.5	4.0	49.4

Chart 4: Net revenue by type and business group for full year 2008

In US millions	Advertising	Broadcast	Print	Total
Net revenue:
Advertising services	92.3	13.1	2.5	107.9
Content production	—	12.4	—	12.4
Advertising sales	21.9	29.8	13.6	65.3
Publishing services	—	—	0.4	0.4

Total net revenue	114.2	55.3	16.5	186.0

Advertising Group
Net revenue for the Advertising Group for the fourth quarter of 2008 was $32.9 million, up 9% year-on-year from $30.2 million in the fourth quarter of 2007 or up 10% sequentially from $30.0 million in the third quarter of 2008. Net revenue for the Advertising Group for full year 2008 was $114.2 million, up 44% from $79.1 million in full year 2007.
Chart 5: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months		12 months	12 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2008	Dec 31, 2007%		Dec 31, 2008	Sep 30, 2008%		Dec 31, 2008	Dec 31, 2007%
Advertising:
Television (1)	—	4.6	-100%	—	—	—	—	14.1	-100%
Print/Online	9.8	12.8	-23%	9.8	15.5	-37%	44.0	33.1	33%
Outdoor/Other (2)	7.5	6.1	24%	7.5	7.4	2%	29.4	17.0	73%
BTL Marketing	14.0	5.5	155%	14.0	5.6	149%	34.9	9.9	252%
Research	1.6	1.2	34%	1.6	1.5	5%	5.9	5.0	17%

Subtotal:	32.9	30.2	9%	32.9	30.0	10%	114.2	79.1	44%

[1]	Television represents buying and selling of television advertising airtime in certain television channels. This business was moved to Broadcast Group in 2008.

[2]	The Company divested its Hong Kong based outdoor advertising business, Convey Advertising Company, Ltd. (“Convey”), which contributed $21.4 million net revenue in full year 2008.
Broadcast Group
Net revenue for the Broadcast Group for the fourth quarter of 2008 was $12.5 million, down 3% year-on-year from $12.9 million in the fourth quarter of 2007 or down 31% sequentially from $18.1 million in the third quarter of 2008. The sequential decrease in Broadcast Group is mainly due to the economic downturn and seasonality of the drama business within Production. Net revenue for the Broadcast Group for full year 2008 was $55.3 million, up 54% from $35.9 million in full year 2007.

Chart 6: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months		12 months	12 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2008	Dec 31, 2007%		Dec 31, 2008	Sep 30, 2008%		Dec 31, 2008	Dec 31, 2007%
Broadcast:
Television	5.1	3.7	38%	5.1	6.1	-16%	23.5	13.3	76%
Radio	2.5	2.1	17%	2.5	2.7	-9%	9.5	5.6	71%
Mobile	4.5	5.3	-15%	4.5	3.3	37%	13.1	9.3	41%
Production	0.4	1.8	-75%	0.4	6.0	-92%	9.2	7.7	20%

Subtotal:	12.5	12.9	-3%	12.5	18.1	-31%	55.3	35.9	54%

Print Group
Net revenue for the Print Group for the fourth quarter of 2008 was $4.0 million, down 26% year-on-year from $5.4 million in the fourth quarter of 2007 or up 34% sequentially from $3.0 million in the third quarter of 2008. Net revenue for the Print Group for full year 2008 was $16.5 million, down 17% from $19.8 million in full year 2007.
Chart 7: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months		12 months	12 months
	ended	ended	Growth	ended	ended	Growth	ended	ended	Growth
In US millions	Dec 31, 2008	Dec 31, 2007%		Dec 31, 2008	Sep 30, 2008%		Dec 31, 2008	Dec 31, 2007%
Print:
Newspaper	2.5	2.6	-5%	2.5	1.5	71%	9.0	9.3	-3%
Magazines	1.5	2.8	-46%	1.5	1.5	0%	7.5	10.5	-29%

Subtotal:	4.0	5.4	-26%	4.0	3.0	34%	16.5	19.8	-17%

Gross Profit
Gross profit for the fourth quarter of 2008 was $18.6 million, compared to $18.6 million in the fourth quarter of 2007, or down 1% sequentially from $18.7 million in the third quarter of 2008. Gross profit for the full year 2008 was $71.5 million, up 36% from $52.7 million in full year 2007. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the fourth quarter of 2008 was $20.4 million, down 1% year-on-year from $20.5 million in the fourth quarter of 2007 or down 1% sequentially from $20.5 million in the third quarter of 2008. Adjusted gross profit (non-GAAP), for the full year 2008 was $78.9 million, up 34% from $58.7 million in full year 2007. We provide adjusted gross profit to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Charts 8 and 9 provide the breakdown of adjusted gross profit by business group.

Chart 8: Reconciliation for adjusted gross profit by business group for the fourth quarter of 2008

In US millions	Advertising	Broadcast	Print	Total
Gross Profit	13.4	1.7	3.5	18.6
Amortization of intangible assets from acquisitions[1]	0.2	1.4	0.2	1.8

Adjusted gross profit	13.6	3.1	3.7	20.4

1.	Amortization of intangible assets from acquisitions includes assets such as client database and brand names.
Chart 9: Reconciliation for adjusted gross profit by business group for full year 2008

In US millions	Advertising	Broadcast	Print	Total
Gross Profit	43.1	17.3	11.1	71.5
Amortization of intangible assets from acquisitions[1]	1.1	5.6	0.7	7.4

Adjusted gross profit	44.2	22.9	11.8	78.9

1.	Amortization of intangible assets from acquisitions includes assets such as client database and brand names.
Operating Expenses
Operating expenses were composed of selling and marketing expenses, general and administrative expenses, impairment charges and loss on disposal of subsidiaries (“disposal loss”). Operating expenses for the fourth quarter of 2008 including the impairment charges and disposal loss were $261.8 million. Excluding the impairment charges of $233.0 million and disposal loss of $4.7 million, operating expenses were $24.1 million (non-GAAP), up 92% year-on-year and 52% sequentially. The year-on-year and sequential increase is mainly due to an increase in selling and marketing expenses in line with increased revenue, an increase in share-based compensation expenses and costs for Sarbanes-Oxley compliance. Operating expenses for full year 2008 including the impairment charges and disposal loss were $313.7 million. Excluding the impairment charges of $233.0 million and disposal loss of $4.7 million, operating expenses were $76.0 million (non-GAAP), up 94% over full year 2007. The increase is mainly due to an increase in selling and marketing expenses in line with increased revenue, an increase in share-based compensation expenses and costs for Sarbanes-Oxley compliance.
Selling and marketing expenses for the fourth quarter of 2008 were $8.7 million, up 49% year-on-year from $5.8 million in the fourth quarter of 2007 or up 141% sequentially from

$3.6 million in the third quarter of 2008. Selling and marketing expenses for full year 2008 were $22.9 million, up 54% from $14.9 million in full year 2007.
General and administrative expenses for the fourth quarter of 2008 were $15.4 million, up 128% year-on-year from $6.7 million in the fourth quarter of 2007, or up 26% sequentially from $12.2 million in the third quarter of 2008. General and administrative expenses for full year 2008 were $53.0 million, up 118% from $24.3 million in full year 2007. Included in the general and administrative expenses for the full year and fourth quarter 2008 were share-based compensation expenses of $12.3 million and $4.4 million respectively.
Due to repositioning of the business to sports and entertainment and the economic downturn, the Company has recorded one-time charges of $245.6 million in the fourth quarter of 2008. This is composed of asset impairment charges of $233.0 million, write down of principal protected note of $8.5 million and others of $4.1 million. Please refer to Chart 13 for details. The asset impairment charges are driven mainly by goodwill and intangible assets write down of $206.4 million in connection with the impairment test conducted at year-end. The fair value of the reporting units, calculated based on the future discounted cash flow, is less than their carrying values, including goodwill.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, for the fourth quarter of 2008 was $5.2 million, down 47% year-on-year from $9.9 million in the fourth quarter of 2007 or down 45% sequentially from $9.5 million in the third quarter of 2008.
Chart 10: Adjusted EBITDA by business group for the fourth quarter of 2008

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	8.3	0.9	1.3	10.5
Less: net head office expenses				(5.3)
Adjusted EBITDA				5.2
Adjusted EBITDA (non-GAAP), for full year 2008 was $28.4 million, up 4% from $27.4 million in full year 2007.

Chart 11: Adjusted EBITDA by business group for full year 2008

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	28.0	14.0	5.7	47.7
Less: net head office expenses				(19.3)
Adjusted EBITDA				28.4
Net Income and Adjusted Net Income (non-GAAP)
Net loss for the fourth quarter of 2008 including one-time items was $251.5 million. Excluding the one-time items of $245.6 million, net loss was $5.9 million (non-GAAP). Net loss for the full year 2008 including one-time items was $274.9 million. Excluding the one-time items of $263.3 million, net loss was $11.6 million (non-GAAP).
Adjusted net income (non-GAAP), defined as net income before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the fourth quarter of 2008 was $3.3 million, down 61% year-on-year from $8.6 million in the fourth quarter of 2007 or down 55% sequentially from $7.4 million in the third quarter of 2008.
Adjusted net income (non-GAAP), for full year 2008 was $19.8 million, down 32% from $29.1 million in full year 2007.
Outlook for 2009
We expect to issue full year guidance at or before the first quarter report.
Other Corporate Development
Repositioning and Name Change
Since the Company has been growing its media capabilities beyond finance with a particular focus on sports and entertainment, on December 5, 2008, the Board of Directors made a decision to reposition the Company and change its name to Xinhua Sports & Entertainment Limited. On January 15, 2009, the name change was approved by shareholders at an Extraordinary General Meeting, and the name change became effective following registration with the Company Registry of the Cayman Islands on February 15, 2009. The Company is also changing its trading symbol on NASDAQ from “XFML” to “XSEL” effective March 2, 2009.

Conference Call Information
Following the earnings announcement, XFMedia’s senior management will host a conference call on February 23, 2009 at 8:00pm (New York) / February 24, 2009 at 9:00am (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 800 510 0146 or +1 617 614 3449 (UK) +44 207 365 8426
(Mainland China) + 86 10 800 130 0399
(Asia Pacific) +852 3002 1672
Passcode: 64854718
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 63418060
A real-time webcast and replay will be also available at:
www.xfmedia.cn/earnings-webcast
Contacts:
Media Contact
Ms. Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Ms. Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Mr. Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn
Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XFMedia
XFMedia (NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print, and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.

Headquartered in Beijing, the Company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter and full year 2009 and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XFMedia’s consolidated financial results under U.S. GAAP, XFMedia also provides the following non-GAAP financial measures: adjusted gross profit, adjusted EBITDA and adjusted net income. XFMedia has adopted these measures “adjusted gross profit”, defined as gross profit excluding amortization of intangible assets from acquisitions, “adjusted EBITDA”, by defining adjusted EBITDA as earnings before one time items, other income, interest income and expense, taxes, depreciation, amortization of intangible assets from acquisitions and share-based compensation expenses, and “adjusted net income”, by defining adjusted net income as net income before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest. XFMedia believes that these non-GAAP financial measures provide investors with another method for assessing XFMedia’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 12 of this release.
XFMedia believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
The following is a reconciliation of our non-GAAP financial results:
Chart 12: Reconciliation of non-GAAP financial results

		3 months	3 months	12 months	12 months
	3 months ended	ended	ended	ended	ended
In US millions	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
Income (loss) from operations	(242.2)	6.0	3.5	(240.6)	15.8
One time items*	238.7	—	0.5	239.8	(2.3)
Depreciation	0.7	0.6	0.8	2.8	1.7
Amortization of intangible assets from acquisitions	3.6	2.7	3.4	14.1	9.1
Share-based compensation expenses	4.4	0.6	1.3	12.3	3.1

Adjusted EBITDA	5.2	9.9	9.5	28.4	27.4

		3 months	3 months	12 months	12 months
	3 months ended	ended	ended	ended	ended
In US millions	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
Net income (loss)	(251.5)	4.2	(15.9)	(274.9)	28.0
One time items*	245.6	—	17.0	263.3	(16.9)
Amortization of intangible assets from acquisitions	3.6	2.7	3.4	14.1	9.1
Share-based compensation expenses	4.4	0.6	1.3	12.3	3.1
Imputed interest	1.2	1.1	1.6	5.0	5.8

Adjusted net income	3.3	8.6	7.4	19.8	29.1

*	Please refer to Chart 13 for the breakdown.
Chart 13: Breakdown of one time items

		3 months	3 months	12 months	12 months
	3 months ended	ended	ended	ended	ended
In US millions	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
Impairment charges:
Goodwill and Intangible assets(1)	206.4	—	—	206.4	—
Accounts receivable (2)	9.4	—	—	9.4	—
Content production costs	3.1	—	—	3.1	—
Investments	1.3	—	—	1.3	—
Property and equipment	2.4	—	—	2.4	—
Other assets (3)	10.4	—	—	10.4	—

Total impairment charges	233.0	—	—	233.0	—
Loss on disposal of subsidiaries (4)	4.7	—	—	4.7	—
One-time legal and professional fees (income)	1.0	—	0.5	2.1	(2.3)

One time items recorded in adjusted EBITDA	238.7	—	0.5	239.8	(2.3)
Provision for principal protected note (5)	8.5	—	16.5	25.0	—
Deferred tax credit	(2.0)	—	—	(2.0)	(12.3)
Others	0.4	—	—	0.5	(2.3)

One time items recorded in adjusted net income	245.6	—	17.0	263.3	(16.9)

1.	The impairment charges were mainly driven by the Company’s repositioning in sports and entertainment and the economic downturn.

2.	The Company made specific provision on a majority of account receivables aged over 180 days as visibility for settlement is uncertain due to the economic downturn. As a result, specific provision for doubtful debts increased by $9.4 million in the fourth quarter of 2008.

3.	Other assets mainly represent an $8.5 million write off of a promissory note issued by Sino Investment in connection with the acquisition of 37% equity of Upper Step by the Company from Sino Investment in 2007. Challenging economic conditions have resulted in a slowdown in the economy and impaired the ability of the issuer to pay the principal and accrued interest. Sino Investment was in default of its interest payments as of December 31, 2008 and the Company recorded a provision for the full amount of the note.

4.	Loss on the disposal of subsidiaries represents a non-cash loss arising from disposal of 85% interests in Convey. On December 31, 2008, the Company disposed of 85% of its investment in Convey to its previous owner for approximately $85.0 million, retaining the remaining 15% as investment. Since the purchase price was to be paid by seven installments, the Company applied a discount rate to arrive at the present value of the cash flows. The actual sum of consideration receivable is contingent on the finalization of the 2008 earnout payable by the Company to the previous owner, based on a multiple of net income of Convey for the period from July 1, 2008 to June 30, 2009 (“2008 Earn Out Period”) and will be offset against the installment receivable in the third quarter of 2009 pursuant to the terms of the sales agreement. Should the actual net income of Convey for the 2008 Earn Out Period be lower or higher than the one currently estimated by the Company, there would be favorable or unfavorable impact on the loss on disposal of Convey and the range of potential impact on such loss would be from a reduction of loss of approximately $11 million (i.e. become a gain on disposal of $7 million) to an additional loss of approximately $29 million.

5.	A partial provision of $16.5 million was taken in third quarter of 2008 against the principal protected note based on a recovery analysis report on Lehman Brothers Holdings Inc (“LBHI”) issued by a third party credit rating firm after the LBHI bankruptcy. In this quarter, the Company impaired the remaining value of $8.5 million of the principal protected note.

Net income and adjusted net income per ADS are shown in Charts 14 and 15:
Chart 14: Net income and adjusted net income per ADS1 for 2007 fourth quarter and 2008 fourth and third quarter results

	3 months ended	3 months ended	3 months ended
In US dollars	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008
Net income (loss) per ADS — basic	$(3.58)	$0.06	$(0.24)
Net income (loss) per ADS — diluted	$(3.58)	$0.06	$(0.24)
Weighted average number of ADS — basic	70.4 million	64.8 million	68.2 million
Weighted average number of ADS — diluted	70.4 million	72.1 million	68.2 million

Adjusted net income per ADS — basic	$0.04	$0.13	$0.10
Adjusted net income per ADS — diluted	$0.04	$0.12	$0.10
Weighted average number of ADS — basic	70.4 million	64.8 million	68.2 million
Weighted average number of ADS — diluted	72.2 million	72.1 million	71.8 million

1.	For computation of the net income (loss) per ADS and adjusted net income per ADS, the amount attributable to holders of common shares should be used and accordingly, dividends on convertible preference shares of $0.6 million were taken into account.
Chart 15: Net income and adjusted net income per ADS1 for 2008 and 2007

	12 months ended	12 months ended
In US dollars	Dec 31, 2008	Dec 31, 2007
Net income (loss) per ADS — basic	$(4.08)	$0.46
Net income (loss) per ADS — diluted	$(4.08)	$0.42
Weighted average number of ADS — basic	67.9 million	58.2 million
Weighted average number of ADS — diluted	67.9 million	68.2 million

Adjusted net income per ADS — basic	$0.26	$0.48
Adjusted net income per ADS — diluted	$0.25	$0.43
Weighted average number of ADS — basic	67.9 million	58.2 million
Weighted average number of ADS — diluted	72.4 million	68.2 million

1.	For computation of the net income (loss) per ADS and adjusted net income per ADS, the amount attributable to holders of common shares should be used and accordingly, dividends on convertible preference shares of $2 million in the full year 2008 were taken into account.

Condensed Consolidated Balance Sheet

(In U.S. dollars)	Dec 31, 2008	Dec 31, 2007
	Unaudited	(Note 1)
Assets
Current assets:
Cash and cash equivalents	54,088,842	44,436,087
Short term deposit	2,940,051	—
Restricted cash (Note 2)	37,510,000	47,252,191
Accounts receivable (Note 3)	44,762,902	45,706,766
Prepaid program expenses	2,324,253	5,389,250
Consideration receivable (Note 4)	36,970,590	—
Other current assets	14,902,170	16,272,798

Total current assets	193,498,808	159,057,092
Content production costs, net	—	8,855,896
Property and equipment, net	6,590,790	9,191,959
Intangible assets, net (Note 5)	200,528,583	233,505,913
Goodwill (Note 6)	46,992,724	180,125,488
Investment (Note 7)	13,508,239	500,000
Principal protected note (Note 8)	—	24,909,929
Deposits for investments	14,174,566	25,634,000
Consideration receivable (Note 4)	28,285,035	—
Other long-term assets	4,671,591	9,021,936

Total assets	508,250,336	650,802,213

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Bank borrowings (Note 8)	36,374,198	33,780,188
Bank overdrafts	—	960,157
Other current liabilities	69,900,342	44,473,366

Total current liabilities	106,274,540	79,213,711
Deferred tax liabilities	31,679,491	37,741,579
Long term payables, non-current portion	101,505,496	65,150,610

Total liabilities	239,459,527	182,105,900

Minority Interests	2,565,177	2,060,745

(In U.S. dollars)	Dec 31, 2008	Dec 31, 2007
	Unaudited	(Note 1)
Mezzanine equity:
Series B convertible preferred shares	30,605,591	—
Shareholders’ equity:
Class A common shares and nonvested shares	104,302	90,061
Class B common shares	—	7,442
Additional paid-in capital	481,318,345	439,516,974
(Deficits) retained earnings	(252,968,439)	23,903,560
Accumulated other comprehensive income	7,165,833	3,117,531

Total shareholders’ equity	235,620,041	466,635,568

Total liabilities, mezzanine equity and shareholders’ equity	508,250,336	650,802,213

Condensed Consolidated Statement of Operations

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
(in U.S. Dollars)	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
	Unaudited	Unaudited	Unaudited	Unaudited	(Note 1)
Net revenues:
Advertising services	32,378,588	32,427,419	27,484,357	107,891,719	86,681,143
Content production	1,102,455	1,776,291	7,807,840	12,371,911	7,680,580
Advertising sales	15,913,009	13,834,490	15,696,762	65,355,685	39,281,540
Publishing services	39,732	436,503	61,757	411,637	1,195,427

Total net revenues	49,433,784	48,474,703	51,050,716	186,030,952	134,838,690

Cost of revenues:
Advertising services	20,905,713	22,137,944	19,349,359	74,735,032	58,047,996
Content production	1,826,626	593,496	4,192,846	7,521,948	3,707,062
Advertising sales	7,501,974	6,922,148	8,457,096	30,756,279	19,490,013
Publishing services	595,161	238,480	334,708	1,479,005	854,020

Total cost of revenues	30,829,474	29,892,068	32,334,009	114,492,264	82,099,091

Operating expenses:
Selling and distribution	8,656,662	5,794,457	3,587,917	22,945,933	14,876,682
General and administrative	15,387,212	6,740,401	12,186,200	53,012,487	24,348,827
Impairment charges (Note 9)	232,987,157	—	—	232,987,157	—
Loss on disposal of subsidiaries	4,720,705	—	—	4,720,705	—

Total operating expenses	261,751,736	12,534,858	15,774,117	313,666,282	39,225,509

Other operating income	941,365	—	550,797	1,499,381	2,261,788

(Loss) income from operations	(242,206,061)	6,047,777	3,493,387	(240,628,213)	15,775,878
Other income (expenses) (Note 10)	(10,723,757)	(660,440)	(18,578,516)	(31,248,876)	1,340,111

(Loss) Income before provision for income taxes and minority interest	(252,929,818)	5,387,337	(15,085,129)	(271,877,089)	17,115,989
Provision for income taxes (Note 11)	(1,546,363)	719,289	571,824	2,354,442	(12,225,650)

Net (loss) income before minority interest	(251,383,455)	4,668,048	(15,656,953)	(274,231,531)	29,341,639
Minority interest	97,192	510,928	217,192	640,468	1,302,634

Net (loss) income	(251,480,647)	4,157,120	(15,874,145)	(274,871,999)	28,039,005
Dividend on redeemable convertible preferred shares	(600,000)	—	(600,000)	(2,000,000)	(1,338,333)

Net (loss) income attributable to holders of common shares	(252,080,647)	4,157,120	(16,474,145)	(276,871,999)	26,700,672

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
(in U.S. Dollars)	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
	Unaudited	Unaudited	Unaudited	Unaudited	(Note 1)
Net (loss) income per share:
Basic — Common shares	(1.79)	0.03	(0.12)	(2.04)	0.23
Basic — American Depositary Shares	(3.58)	0.06	(0.24)	(4.08)	0.46
Diluted — Common shares	(1.79)	0.03	(0.12)	(2.04)	0.21
Diluted — American Depositary Shares	(3.58)	0.06	(0.24)	(4.08)	0.42

Condensed Consolidated Statement of Cash Flow

	3 months	3 months	3 months	12 months	12 months
	ended	ended	ended	ended	ended
(in U.S. Dollars)	Dec 31, 2008	Dec 31, 2007	Sep 30, 2008	Dec 31, 2008	Dec 31, 2007
	Unaudited	Unaudited	Unaudited	Unaudited	(Note 1)
Net cash provided by operating activities	5,736,274	14,696,170	3,196,632	14,981,597	20,293,223

Net cash used in investing activities	(22,449,084)	(43,368,652)	(10,874,537)	(54,466,218)	(164,921,628)

Net cash provided by (used in) financing activities	25,826,648	(3,165,011)	(4,217,299)	46,521,449	151,258,756

Effect of exchange rate changes	(360,000)	922,837	156,411	2,615,927	1,452,189

Net increase (decrease) in cash and cash equivalents	8,753,838	(30,914,656)	(11,738,793)	9,652,755	8,082,540
Cash and cash equivalents, as at beginning of the period	45,335,004	75,350,743	57,073,797	44,436,087	36,353,547

Cash and cash equivalents, as at end of the period	54,088,842	44,436,087	45,335,004	54,088,842	44,436,087

Notes to Financial Information

1)	2007 condensed consolidated balance sheet, statement of operations and statement of cash flow
Information was extracted from the audited financial statements included in Form 20-F of the Company filed with the Securities and Exchange Commission on May 19, 2008.

2)	Restricted cash
Restricted cash is US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.

3)	Accounts receivables and debtors turnover
Debtors turnover for the third quarter and fourth quarter of 2008 were 97 days and 95 days respectively. Our business groups generally granted 90 days to 180 days average credit period to major customers, which is in line with the industry practices in the PRC. Due to economic downturn, the Company made specific provision on a majority of account receivables aged over 180 days. As a result, specific provision for doubtful debts increased by $9.4 million in the fourth quarter of 2008.

4)	Consideration receivable
As of December 31, 2008, the Company recorded current and non-current consideration receivable of $37.0 million and $28.3 million respectively. This represents the consideration receivable for the disposal of 85% shareholding of Convey due to the Company’s repositioning in sports and entertainment.
On December 31, 2008, the Company disposed of 85% of its investment in Convey to its previous owner for approximately $85.0 million, retaining the remaining 15%. Since the purchase price is to be paid by seven installments, the Company applied a discount rate to arrive at the present value of the cash flows. The actual sum of consideration receivable is contingent on the finalization of the 2008 earnout payable by the Company to the previous owner, based on a multiple of net income of Convey for the period from July 1, 2008 to June 30, 2009 (“2008 Earn Out Period”) and will be offset against the installment receivable in the third quarter of 2009 pursuant to the terms of the sales agreement. Should the actual net income of Convey for the 2008 Earn Out Period be lower or higher than the one currently estimated by the Company, there would be favorable or unfavorable impact on the loss on disposal of Convey and the range of potential impact on such loss would be from a reduction of loss of approximately $11 million (i.e. become a gain on disposal of $7 million) to an additional loss of approximately $29 million.

5)	Intangible assets
Net book value on intangible assets as of December 31, 2008 was $200.5 million. It mainly represents the carrying value of the long-term advertising agreements for the Broadcast and Print Groups. The net book value of the intangible assets were primarily composed of a $99.1 million advertising license agreement for our TV business and a $74.3 million exclusive advertising agreement for our newspaper business. For the fourth quarter and full year 2008, the Company recorded an impairment charge of $25.6 million.

6)	Goodwill
As of December 31, 2008, net book value of goodwill was $47.0 million. For the fourth quarter and full year 2008, the Company recorded an impairment charge of $180.8 million.

7)	Investment
Net book value for investment as of December 31, 2008 was $13.5 million. It represents the remaining 15% interest in Convey upon disposal of our 85% shareholding. For the fourth quarter and full year 2008, the Company recorded an impairment charge of $1.3 million which is composed of $0.5 million and $0.8 million for impairment charge made on 19% and 15% shareholding in Hyperlink E-data International Limited and Convey respectively.

8)	Principal protected note
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., which matured in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the principal protected note as collateral. On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the Loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the Loan. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. At December 31, 2008, the Company has taken full provision of $25.0 million against the principal protected note (see note 10).

9)	Impairment charges
Driven mainly by the Company’s repositioning in sports and entertainment and the economic downturn, the Company recorded a one-time asset impairment charge of $233.0 million for the fourth quarter and full year 2008. The following table is a summary:

US millions
Accounts receivable	9.4
Goodwill & Intangible assets	206.4
Content production costs	3.1
Investments	1.3
Property, plant and equipment	2.4
Other assets	10.4

233.0

10)	Other income (expenses)
Other income (expenses) include net interest income (expenses) and net other income (expenses). Other income (expenses) for the fourth quarter include a provision of $8.5 million against the principal protected note driven mainly by the economic downtown. Other income (expenses) for full year 2008 include a provision of $25.0 million against the principal protected note.
A partial provision of $16.5 million was taken in third quarter of 2008 against the principal protected note based on a recovery analysis report on Lehman Brothers Holdings Inc (“LBHI”) issued by a third party credit rating firm after the LBHI bankruptcy. In this quarter, the Company impaired the remaining value of $8.5 million of the principal protected note.

11)	Provision for income taxes
Provision for income taxes include deferred tax credits of $0.7 million and $1.8 million in the third quarter and fourth quarter of 2008. For the fourth quarter and full year 2008, the Company recorded a deferred tax credit of $2.0 million relating to the impairment of certain assets.